

April 10, 2023

William B. Horne
Chief Executive Officer
Ault Disruptive Technologies Corporation
11411 Southern Highlands Pkwy, Suite 240
Las Vegas, NV 89141

   Re: Ault Disruptive Technologies Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed April 3, 2023
     File No. 001-41171

Dear William B. Horne:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2023

General

1. We note your letter dated January 12, 2023, in response to a comment letter, dated December 12, 2022, relating to your Form 10-K for the year ended December 31, 2021, where you provided proposed disclosure stating that the sponsor has substantial ties to one non-U.S. person and discussing the accompanying risks of such ties with respect to a potential initial business combination being subject to review by the Committee on Foreign Investment in the United States (CFIUS). Please revise your disclosure in the preliminary proxy statement to include the disclosure proposed in your January 12, 2023 response letter.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Spencer G. Feldman, Esq.